                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                               (AMENDMENT NO. 4)

                   Under the Securities Exchange Act of 1934

                          Toreador Royalty Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                   Common Stock, par value $0.15625 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   891041105
                   ---------------------------------------
                                 (CUSIP Number)

                             Janice V. Sharry, Esq.
                             Haynes and Boone, LLP
                          901 Main Street, Suite 3100
                              Dallas, Texas 75202
                                 (214) 651-5562
--------------------------------------------------------------------------------
         (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)

                                 June 26, 1998
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                  SCHEDULE 13D

                                                                                                           <
----------------------
 CUSIP No.  891041105
----------------------
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             NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      1         Lee Global Energy Fund, L.P.
                   75-2569264
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             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                (a) [ ]
                                                                                                             (b) [x]
      2

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             SEC USE ONLY
      3
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             SOURCE OF FUNDS
      4
                WC
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             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)              [ ]
      5
                N/A
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             CITIZENSHIP OR PLACE OF ORGANIZATION
      6
                Texas
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                                            SOLE VOTING POWER
                                    7       567,400

            NUMBER OF         ----------------------------------------------------------------------------------------------
            SHARES                          SHARED VOTING POWER
         BENEFICIALLY               8       0
           OWNED BY
             EACH             ----------------------------------------------------------------------------------------------
           REPORTING                        SOLE DISPOSITIVE POWER
            PERSON                  9        567,400
             WITH
                              ----------------------------------------------------------------------------------------------
                                            SHARED DISPOSITIVE POWER
                                    10      0

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                               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              11                   567,400

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                               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES              [ ]
              12                   N/A

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                               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              13                   11.02%

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                               TYPE OF REPORTING PERSON
              14                   PN

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
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         This Amendment No. 4 to Schedule 13D (this "Amendment") amends and supplements the Amendment No. 3 to Schedule 13D filed by Lee Global Energy Fund, L.P. (the "Fund"), by furnishing the information set forth below. Unless set forth below, all previous Items are unchanged.

Item 4.  Purpose of Transaction.

         Item 4 is hereby amended in its entirety as follows:

         Pursuant to a Stockholder Voting Agreement (the "Stockholder Agreement") (a copy of which is being filed as Exhibit 7.5 hereto and is incorporated herein by reference), dated as of June 25, 1998, entered into by and among Mr. G. Thomas Graves, III, Mr. William I. Lee, Lee Global Energy Fund, L.P., Gralee Capital Corp., and Gralee Partners, L.P. (collectively referred to as the "Gralee Persons"); Mr. Peter Lawrence Falb, Mr. Edward Nathan Dane, Firethorn I Limited Partnership, the Hilary Bell Falb 1983 Trust, the Alison Forslund Falb 1985 Trust, the Forslund Irrevocable Trust, and Dane, Falb, Stone & Co., Inc. (collectively referred to as the "Dane Falb Persons"); and Mr. John
V. Ballard, Mr. J. W. Bullion, Mr. Thomas P. Kellogg, Jr., Mr. John Mark McLaughlin, Mr. Peter R. Vig, and Mr. Jack L. Woods (collectively referred to as the "Current Management" of Toreador Royalty Corporation (the "Company")) (each of the persons constituting the Gralee Persons, the Dane Falb Persons and the Current Management being sometimes collectively referred to as the "Stockholders"), the Stockholders agreed to support the nomination and the election of a slate of seven (7) nominees standing for election at the Company's 1998 Annual Meeting of Stockholders to be held on July 23, 1998 to serve on the Company's Board of Directors (the "Board") until the Company's 1999 Annual Meeting of Stockholders and until their respective successors shall be duly elected and qualified. The seven (7) nominees are: J. W. Bullion, currently a director of the Company, Thomas P. Kellogg, Jr., currently a director of the Company; John Mark McLaughlin, currently a director of the Company (collectively referred to as the "Company Designees"); G. Thomas Graves, III and William I. Lee (collectively referred to as the "Gralee Designees"); and Peter Lawrence Falb and Edward Nathan Dane (collectively referred to as the "Dane Falb Designees"). The Stockholders also agreed that for the period of time commencing immediately subsequent to the Company's 1998 Annual Meeting of Stockholders and ending on the earlier to occur of (i) such time as (x) the Gralee Persons are no longer the beneficial owners in the aggregate of at least 514,677 shares of the Company's Common Stock, and (y) the Dane Falb Persons are no longer the beneficial owners in the aggregate of at least 514,677 shares of the Company's Common Stock, and (ii) the day immediately subsequent to the Company's 2000 Annual Meeting of Stockholders (the "Effective Period"), they would support the nomination and election of these seven (7) nominees (or their respective replacement designees) for election to the Board at the Company's 1999 and 2000 Annual Meetings of Stockholders. The Stockholders also agreed that during the Effective Period they will vote all shares of the Company's Common Stock which they are entitled to vote at the Company's 1999 and 2000 Annual Meetings of Stockholders in favor of each such nominee or replacement designee.

         The Stockholder Agreement further provides, among other things, that, except as otherwise provided in the Stockholder Agreement or as agreed to by five (5) of the seven (7) members of the Board then in office, no Stockholder or its affiliates will prior to December 31, 2000: (i) (A) seek election to, or seek to place a representative on, the Board, (B) engage in any solicitation of proxies with respect to any securities issued by the Company, or (C) become a participant in any election contest relating to the election of directors of the Company; (ii) initiate, propose or otherwise solicit stockholders of the Company, for the approval of one or more stockholder proposals, as described in Rule 14a-8 under the Securities Exchange Act of 1934, or otherwise; (iii) vote in favor of or execute a consent with respect to any matter or proposal submitted to stockholders of the Company by vote or otherwise unless such matter or proposal has been first recommended to stockholders of the Company by five (5) of the seven (7) members of the Board then in office, and such recommendation has not been withdrawn; it being understood that the Stockholders shall have no obligation to vote on any matter submitted to stockholders of the Company other than as provided in Sections 2 and 3 of the Stockholder Agreement; (iv) propose or seek to effect or seek permission of the Board to propose or effect on behalf of or for the benefit of any Stockholder other than as a stockholder of the Company on an equal basis
(A) any form of business combination transaction involving the Company, including without limitation a merger, consolidation, tender offer, share exchange or exchange offer, (B) any sale of assets of the Company, (C) any issuance or sale of equity securities of the Company or (D) any restructuring, recapitalizing or similar transaction with respect to the Company; (v) initiate, propose or otherwise solicit stockholders of the Company to amend or terminate that certain Rights Agreement dated as of April 3, 1995, as amended or supplemented (the "Rights Agreement"), between the Company and Continental Stock Transfer & Trust Company, as rights agent, or to redeem the rights issued under the Rights Agreement; or (vi) aid, encourage or act in concert with any person, firm, corporation, group or other entity to take any of the foregoing actions.

         With respect to the discretionary accounts of Dane, Falb, Stone & Co., Inc. ("Dane Falb"), the restrictions described in the foregoing paragraph shall apply only insofar as Dane Falb exercises discretionary authority with respect to any securities issued by the Company held in such accounts.

         By letter agreements dated as of June 25, 1998, the Company has agreed to indemnify each of the Gralee Designees from and against any losses incurred by either of the Gralee Designees in connection with or related to their nominations to the Board.

         In addition to the foregoing, this Company, the Current Management, the Gralee Persons and the Dane Falb Persons, have also entered into a Settlement Agreement dated June 25, 1998 (the "Settlement Agreement") which provides for mutual releases by the parties and certain related entities (the "Released Parties") of all existing and future claims arising out of each Released Party's activities up to the date of the Settlement Agreement with respect to, or in any way connected with, the Company. The Settlement Agreement provides that each party will refrain from public criticism of the other concerning the matters resolved by the Settlement Agreement.

         Except as set forth above, the Fund has no plans or proposals with respect to any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         (a) - (b) The Fund beneficially owns 567,400 shares of the Company's Common Stock (the "Shares") (which is approximately 11.02% of the Shares outstanding on June 12, 1998 based on information reported in the Company's Proxy Statement for Annual Meeting of Stockholders to be held on July 23,
1998). The Fund has sole voting and dispositive power with respect to the Shares.

         As a result of being a party to the Stockholder Agreement, the Fund may be deemed to have indirect beneficial ownership of, and shared voting power with respect to, an additional 31.85% of the Company's Common Stock, consisting of 853,500 Shares beneficially owned by the Dane Falb Persons (16.58%) (as represented in their 13D/A filed with the Securities and Exchange Commission) on or about July 1, 1998) and 785,960 Shares beneficially owned by the Current Management (15.27%) (as represented in the Company's Proxy Statement for the Annual Meeting of Stockholders to be held on July 23, 1998).

         (c) In the past sixty (60) days, the only transactions in the Shares by the Fund were (i) the purchase of 9,000 Shares on May 19, 1998 for a purchase price per share of $4.0669, (ii) the purchase of 5,000 Shares on June 5, 1998 for a purchase price per share of $3.80, (iii) the purchase of 13,900 Shares on June 15, 1998 for a purchase price per share of $3.4375 and (iv) the purchase of 5,000 Shares on June 17, 1998 for a purchase price per share of $3.25.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Except as set forth in Item 4 hereof, there are no contracts, arrangements, understandings or relationships between the Fund and any other person with respect to the securities of the Company.

Item 7.  Material to be Filed as Exhibits.

         Item 7 is hereby amended in its entirety as follows:

         7.5 Stockholder Voting Agreement (the "Stockholder Agreement"), dated as of June 25, 1998, entered into by and among Mr. G. Thomas Graves, III, Mr. William I. Lee, Lee Global Energy Fund, L.P., Gralee Capital Corp., and Gralee Partners, L.P.; Mr. Peter Lawrence Falb, Mr. Edward Nathan Dane, Firethorn I Limited Partnership, the Hilary Bell Falb 1983 Trust, the Alison Forslund Falb 1985 Trust, the Forslund Irrevocable Trust, and Dane, Falb, Stone & Co., Inc.; and Mr. John V. Ballard, Mr. J. W. Bullion, Mr. Thomas P. Kellogg, Jr., Mr. John Mark McLaughlin, Mr. Peter R. Vig, and Mr. Jack L. Woods.

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    July 1, 1998


                                  LEE GLOBAL ENERGY FUND, L.P.

                                  By:  Gralee Partners, L.P., its general
                                       partner

                                       By:   Gralee Capital Corp., its general
                                             partner

                                             By: /s/ G. THOMAS GRAVES, III
                                                -------------------------------
                                             Name:   G. Thomas Graves, III
                                             Title:  President

                               INDEX TO EXHIBITS


                           Item
                          Number                   Exhibit
                          ------                   -------

                           7.5                     Stockholder Voting Agreement dated June 25, 1998 by and between the
                                                   Gralee Persons, the Dane Falb Persons and certain other
                                                   stockholders of the Company
